DC

NO ACT
P.E 2-12-03
1-8957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017018

March 7, 2003

Kathryn A. Brown
Senior Attorney
Alaska Air Group, Inc.
Box 68947
Seattle, WA 98168-0947

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2003

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

Re: Alaska Air Group, Inc.

Dear Ms. Brown:

This is in regard to your letter dated February 12, 2003 concerning the shareholder proposal submitted by Mel Carstetter for inclusion in Alaska Air Group's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Alaska Air Group therefore withdraws its January 21, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Bowes
Attorney-Advisor

cc: Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

CR

Alaska Air Group, Inc.

By Federal Express

February 12, 2003

RECEIVED
2003 FEB 13 PM 2:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Alaska Air Group – File No. 1-8957
Withdrawal of No-Action Request re Proposal from Mr. Mel Carstetter

Ladies and Gentlemen:

Mr. Mel Carstetter has withdrawn his proposal on cumulative voting, which was submitted for consideration at the 2003 Annual Meeting of Stockholders of Alaska Air Group, Inc. A copy of his letter of withdrawal, addressed to his proxy, Mr. Richard D. Foley, and a copy of Mr. Foley's letter to Alaska Air Group, are enclosed. The letter appointing Mr. Foley proxy for Mr. Carstetter was attached as Exhibit A to the no-action request regarding such proposal that was filed on January 21, 2003, by our counsel, Mr. David Litt, of O'Melveny & Myers LLP.

Accordingly, Alaska Air Group is hereby withdrawing its no-action request in connection with Mr. Carstetter's proposal.

In accordance with Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files six copies of this letter and the enclosures.

Please contact me at (206) 431-7245 if you have any questions concerning this matter.

Very truly yours,

Kathryn A. Brown

Kathryn A. Brown
Senior Attorney

Enclosures

cc: Mr. Mel Carstetter
Mr. Richard D. Foley

Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718
520-742-5168
<rerailer@earthlink.net>
FAX Copies to EACH of the following Numbers:
(1) 520-742-6963
(2) 810-454-0140
(3) 775-890-9812

February 10, 2003

VIA FAX & E-MAIL

Ms. Shannon K. Alberts
Director, Corporate Affairs
& Assistant Corporate Secretary
Alaska Air Group, Inc.
Box 68900 -SEAZZ
Seattle, WA 98168-0900
<Shannon.Alberts@AlaskaAir.com>

Re: Shareholder proposal by Mr. Mel Carstetter calling for Cumulative Voting at AAG.

Dear Ms. Alberts:

This letter is to again notify you of certain facts surrounding the proxies Steve Nieman and I accepted from certain shareholders of Alaska Air Group ("AAG"). We accepted the proxies for certain employee shareholders proposal proponents at AAG, in that they each were individually exercising their stock ownership rights, and that Mr. Nieman and I would act only in accordance with their instructions. In compliance with those proxy conditions, please, consider you and AAG here by notified that:

We have today received instructions from Mr. Carstetter requesting that we take the required steps to withdraw his shareholder proposal at AAG. Please accept this letter as official instruction to withdraw the "Cumulative Voting" shareholder proposal made by Mr. Carstetter.

Further, we retain Mr. Carstetter's proxy to assist him with any communication with AAG regarding the exercise of his shareholder rights. If we may be of further service in this matter, please don't hesitate to contact me.

Respectfully,

Richard D. Foley

Copy to:
Mel Carstetter
Steve Nieman
Dennis P. Barron
Chris Cowan
File

February 11, 2003

Dear Richard Foley

In accordance with our understanding, under which I assigned you, and by designee Steve Nieman, my proxy to handle certain items, including communications, in my exercise of my individual shareholder rights, I hereby instruct you to withdraw my shareholder proposal calling for Cumulative Voting at Alaska Air Group. Further, please understand that you continue to retain my proxy to handle communications regarding my shareholder rights at Alaska Air Group until such time as I instruct you otherwise, or until such time as you determine to decline continued acceptance of my proxy.

Thank you

Mel Carstetter
19506 NE 157th Ave
Battle Ground, WA 98604
Tel (360) 687-1208

O'MELVENY & MYERS LLP

LOS ANGELES
CENTURY CITY
IRVINE
NEWPORT BEACH
NEW YORK
SAN FRANCISCO

555 13th Street, N.W.
Washington, D.C. 20004-1109

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
INTERNET: www.omm.com

SILICON VALLEY
TYSONS CORNER
HONG KONG
LONDON
SHANGHAI
TOKYO

January 21, 2003

OUR FILE NUMBER
011,140-999

VIA COURIER

WRITER'S DIRECT DIAL
(202) 383-5264

WRITER'S E-MAIL ADDRESS
dlitt@omm.com

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: ***Alaska Air Group – File No. 1-8957***
Statement of Reasons for Omission of Stockholder
Proposal by Mr. Mel Carstetter Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of Alaska Airlines, Inc. ("Alaska"), pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of our Statement of Reasons for Omission of Stockholder Proposal by Mr. Mel Carstetter and the exhibits thereto.

Pursuant to Rule 14a-8(j), this letter and its exhibits are being submitted to the staff of the Division of Corporate Finance not fewer than 80 days before Alaska intends to file its definitive proxy statement and form of proxy with the SEC.

Please acknowledge receipt of the enclosed copies by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed envelope.

If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Karen Dreyfus at (650) 473-2633.

Sincerely,

David Litt
of O'Melveny & Myers LLP

Enclosures

MP1:927072.1

O'MELVENY & MYERS LLP

LOS ANGELES
CENTURY CITY
IRVINE
NEWPORT BEACH
NEW YORK
SAN FRANCISCO

555 13th Street, N.W.
Washington, D.C. 20004-1109

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
INTERNET: www.omm.com

SILICON VALLEY
TYSONS CORNER
HONG KONG
LONDON
SHANGHAI
TOKYO

January 21, 2003

OUR FILE NUMBER
0011140-999

WRITER'S DIRECT DIAL
(202) 383-5264

WRITER'S E-MAIL ADDRESS
dlitt@omm.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Alaska Air Group – File No. 1-8957
Statement of Reasons for Omission of Stockholder
Proposal by Mr. Mel Carstetter Pursuant to Rule 14a-8(j)**

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Alaska Air Group, Inc., a Delaware corporation ("Alaska"), to omit from its proxy statement and form of proxy for Alaska's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal (attached hereto as Exhibit B), as amended by a subsequent revision thereto (attached hereto as Exhibit C) (collectively, the "Proposal"), or portions thereof received from Mr. Mel Carstetter (the "Proponent"), who has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.[1]

The Proposal recommends that the Board of Directors of the Company (the "Board") adopt a cumulative voting bylaw and is accompanied by a supporting statement.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also, in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent informing the Proponent of Alaska's intention to exclude the Proposal from the 2003 Proxy Materials. One copy of this letter and its exhibits is being simultaneously sent to the representative for the Proponent by overnight courier. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporate Finance (the

---

[1] *See* Exhibit A. If the Staff is unable to concur with the conclusion that the Proposal should be excluded in its entirety, Alaska reserves the right, in accordance with Rule 14a-8(k), to omit the Proponent's name and address from the Proposal and state in the 2003 Proxy Materials that the information will be provided to stockholders promptly upon receiving an oral or written request.

"Staff") not fewer than 80 days before Alaska intends to file its definitive proxy statement and form of proxy with the SEC.

By way of background, Alaska received the Proposal on November 16, 2002. The Proposal and six other proposals were transmitted by facsimile to the Company by Mr. Steve Nieman, an employee of Horizon Air Industries, Inc. ("Horizon"), a subsidiary of Alaska, who apparently prepared all of them. The cover letters of the seven proposals were identical except for their dates and the names and addresses of the proponents. The cover letters for all of the proposals stated "This is the proxy for Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal…." They also asked that all future communication be directed to Mr. Foley. The Proponent's cover letter also enclosed a "limited power of attorney" authorizing Mr. Foley or Mr. Nieman "to sign for documentary purposes if I am unable to."

On January 10, 2003, representatives of Alaska had a telephone discussion lasting over two hours with Mr. Foley and Mr. Nieman in which they pointed out what they believed to be deficiencies in the Proposal and the other six proposals under Rules 14a-8 and 14a-9. The opportunity to revise the Proposal was provided to the representative of the Proponent. On January 15, 2003, the Company received the revised Proposal from Mr. Nieman, rather than the Proponent. Alaska believes that, despite the opportunity provided the Proponent to revise the Proposal to comply with the Proxy Rules, such revisions have been insufficient.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be omitted or substantially revised renders the Proposal false and misleading.

We believe that the following statements in the Proposal are false and/or misleading:

1. **"Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of a board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders."**

(a) The Proponent fails to substantiate the claim that "cumulative voting increases the possibility of electing at least one director with an independent viewpoint" or the claim that "cumulative voting is more likely to broaden the perspective of a board. . . ." No support is provided for the assertions.

(b) Further, no support is provided to support the claim that cumulative voting will "help achieve the objective of the Board representing all shareholders." Support should be provided, or the statement should be omitted or recast as an opinion.

2. **"Cumulative voting allows a significant group of shareholders to elect at least one director of its choice – bringing an independent perspective to Board decisions."**

As in Paragraph 1, this paragraph implies that the Board lacks an independent perspective. No evidence is provided to support this assertion. The statement should be deleted, substantiated, or clearly recast as an opinion.

3. **"Vote yes for cumulative voting and the opportunity for a more independent perspective to enhance our Board."**

No evidence is provided to support the claim that cumulative voting will bring a "more independent perspective to enhance our Board."

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Alaska excludes the Proposal from its 2003 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please contact me at (202) 383-5264 or Karen Dreyfus at (650) 473-2633 if you have any questions or need any further information.

Very truly yours,

David Litt
of O'MELVENY & MYERS LLP

DL/gdl
Attachments

Exhibit A

DATE: 11/14/02

Mr. John Kelly, Chairman
Alaska Air Group, Inc. (ALK)
19300 Pacific Highway South
Seattle, WA 98188
Phone: (206) 431-7040

Dear Mr. Kelly:

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including ownership of the required stock value, currently in the company 401(k) plan and vested for more than 7-years, until after the date of the applicable shareholder meeting. This is the proxy for Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Richard D. Foley, 6040 N. Camino Arturo, Tucson, AZ 85718; (520) 742-5168; email: <rerailer@earthlink.net>.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

MO Carter

19506 NE 157thAvenue
Battleground, WA 98604
Shareholder

cc: Keith Loveless, Corporate Secretary
FX: 206/431-3807
PH: 206/431-7218

Exhibit B

No. 5 -- CUMULATIVE VOTING

Shareholders recommend that our Board of Directors adopt a cumulative voting bylaw. Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of the Board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders.

Cumulative voting provides a voice for minority holdings, while not interfering with corporate governance by the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by such stockholders whose holdings are sufficiently significant to elect at least one but not all the directors.

Cumulative voting allows a significant group of shareholders to elect at least one director of its choice -- bringing an independent perspective to Board decisions.

Vote yes for cumulative voting and the opportunity for an independent perspective to enhance our Board.

CUMULATIVE VOTING -- YES ON No. 5

Signed,

Mel Carstetter
Shareholder
19506 NE 157th Avenue
~~Brush Prairie~~, WA ~~98606~~
BATTLE GROUND, WA 98604

1

Exhibit C

No. 5 – CUMULATIVE VOTING (EDITED 1-14-03)

Shareholders recommend that our Board of Directors adopt a cumulative voting bylaw. Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of a board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders.

Cumulative voting provides a voice for minority holdings, while not interfering with corporate governance by the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by such stockholders whose holdings are sufficiently significant to elect at least one but not all the directors.

Cumulative voting allows a significant group of shareholders to elect at least one director of its choice -- bringing an independent perspective to Board decisions.

Vote yes for cumulative voting and the opportunity for a more independent perspective to enhance our Board.

CUMULATIVE VOTING -- YES ON No. 5

Signed,

Mel Carstetter
Horizon Employee/Shareholder
19506 NE 157th Avenue
Battle Ground, WA 98604

Nov. 16, 2002